# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### May 11, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### pSivida Corp.

### File No. 000-51122 – CF No. 24743

_____

pSivida Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed May 12, 2008, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed April 26, 2010.

Based on representations by pSivida Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.1 to Form 10-Q filed May 12, 2008 | through December 23, 2019 |
| Exhibit 10.1 to Form 8-K filed April 26, 2010 | through December 23, 2019 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel